Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

1

First Quarter ended March 31, 2013

For information

Jennifer Aitken
Investor Relations Manager
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2920
Montreal (Quebec)	Phone:	514 397-1410 ext. 101
Canada H3A 3M8	Fax:	514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE MKT

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations as at and for the three-month period ended March 31, 2013. We recommend you read this in conjunction with our unaudited interim consolidated financial statements for the quarter ended March 31, 2013, and our audited consolidated financial statements for the year ended December 31, 2012, and the accompanying notes. All amounts are expressed in Canadian dollars and are in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted. The data on production are given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 17.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2013

  Q1 2013 net loss of ($2.2) million, or ($0.06) per share, versus Q1 2012 net earnings of $2.0 million, or $0.06 per share;

  Gold sales of 14,261 ounces at an average selling price of $1,636 (US$1,623) per ounce in the first quarter of 2013, versus gold sales of 16,430 ounces at an average selling price of $1,686 (US$1,687) in the year-ago period;

  Lower Q1 2013 Island Gold Mine head grade of 4.90 g/t Au in line with budget; production forecast unchanged for 2013 with grades expected to return to reserve levels in second half of the year;

  Continued positive exploration drill results announced at Island Gold Deep project; $1.5 million invested in Q1 2013; exploration at depth continues with 3 drills with the objective of expanding the Island Gold Deep deposit;

  Island Gold Deep capital investment reduced to $17 million for 2013, from $35 million announced previously due to cash conservation measures in response to the decline in the gold price; project development and access to deposit to continue as planned via ramp extension at depth; first 450 metre section of shaft has been delayed, however scheduled access to the deposit will not be affected;

  Solid financial position: $43.8 million in cash and cash equivalents at March 31, 2013; no gold or currency hedging contracts and 39.6 million shares outstanding.

02
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

First Quarter 2013 Overview

Commenting on the first quarter results, Mr. Paul Carmel, President and CEO of Richmont Mines noted: “Our 2013 budget was calling for a modest first half and stronger second half with increased forecast grades at our mines. As such, our first quarter results are essentially in line with our expectations, with the exception of higher costs at our Beaufor Mine that were due to lower than expected grades. To rectify this, we will be looking at adding a second shift in several higher grade room and pillar stopes to increase production from those areas. Our W Zone and Monique Gold projects are both on time and on budget, and we expect to be milling bulk samples from both these projects at our Camflo Mill during the second quarter. Our Island Gold operation was similarly on budget in the first quarter, and we are pleased to announce that we have begun the Island Gold Deep ramp with a view to accessing the C Zone in the fourth quarter of 2014.”

Mr. Carmel continued: “The majority of the objectives that we had established for the first quarter of 2013 were achieved, with the exception of the lower than expected realized grade at Beaufor, which we are addressing through the implementation of several measures. Achieving our budgeted costs will continue to be an important area of focus for Richmont throughout the remainder of 2013. In addition, a review of our capital allocation programs is being carried out with a focus on prudent cash management and maintaining our sound financial position. To this end, we are in the fortunate position of having flexibility when it comes to the ongoing development of our Island Gold Deep project. Specifically, we are able to significantly lower our capital budget for this project from $35 million to $17 million in 2013 without postponing the access to the deposit. As such, we will be continuing our efforts to extend the ramp at depth, but will temporarily delay the planned work and related investments on the first 450 metre section of a 1,000 metre shaft until a later date. Preliminary engineering and equipment procurement will continue, however shaft development has been delayed pending improved market conditions.”

03
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA1

	Three months ended
	March 31,	March 31,
	2013	2012

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,632	1,691
Average market price (CAN$)	1,646	1,690
Average selling price (US$)	1,623	1,687
Average selling price (CAN$)	1,636	1,686
Average exchange rate (US$/CAN$)	1.0083	0.9996[2]
Ounces of gold sold	14,261	16,430
Average cash cost (US$/ounce)[3]	1,294	964
Average cash cost (CAN$/ounce)[3]	1,305	964

KEY FINANCIAL DATA
Revenues	23,398	28,104
Net earnings (loss) from continuing operations	(2,240)	2,089
Net loss from discontinued operation	-	(59)
Net earnings (loss)	(2,240)	2,030
Net earnings (loss) per share	(0.06)	0.06
Adjusted net earnings (loss)	(2,240)	2,750[4]
Cash flows from (used in) operating activities	(6,775)	6,829
Investment in property, plant and equipment	9,344	11,925

	March 31,	December 31,
	2013	2012

Cash and cash equivalents	43,767	59,810
Total assets	144,557	148,244
Shareholders’ equity	116,564	118,363
Shares outstanding (thousands)	39,596	39,566

KEY PER SHARE DATA
Stock price (at closing)
US$ (NYSE Market)	2.75	3.01
CAN$ (TSX)	2.78	2.99
1

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation's properties, excluding the rates of depreciation per ounce, and adjusted net earnings (loss). These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS. For further information, please refer to section “Non-IFRS financial performance measures” on page 15 of this MD&A.

2	Average exchange rate used for year 2012.
3	The cash cost includes operating costs and royalties.
[4]

Adjusted net earnings exclude the payment of $903 ($661 after-tax) of the $1,986 ($1,456 after-tax) total severance compensation to the Corporation’s ex- President and CEO and the net loss of $59 from discontinued operation.

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation also discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

04
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

For accounting purposes, the Corporation establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and this rate is used to report both year-to-date and quarterly results. Please note that previously published information may differ from results published in the current quarter due to the retroactive application of the adjusted exchange rate.

REVIEW OF FINANCIAL RESULTS

Three-month period ended March 31, 2013

Richmont generated revenues of $23.4 million in the first quarter of 2013, below the $28.1 million of revenues generated in the comparable quarter of 2012. The decline reflects a 13% decrease in the number of gold ounces sold, due to lower head grades at both operating mines, and a lower average selling price of $1,636 (US$1,623), versus $1,686 (US$1,687) in the first quarter of 2012.

Cost of sales, which includes operating costs, royalties, custom milling costs and depreciation and depletion expenses, totaled $21.0 million in the first quarter of 2013 versus $18.5 million in the comparable period last year, reflecting a 24% expansion in processed tonnage from the Beaufor Mine and higher operating costs at the Island Gold Mine. Lower year-over-year custom milling expense partially offset this, as no tonnes were custom milled at the Camflo Mill in the current period, versus 7,314 tonnes in the year-ago period. While first quarter costs per tonne at the Beaufor Mine were lower year-over-year, reflecting higher processed tonnage levels, costs per tonne at the Island Gold Mine increased year-over-year as a result of higher required winter road access maintenance, a one-time electricity cost adjustment, and ramp maintenance work that was carried out in the quarter. The average cash cost per ounce of gold increased to $1,305 (US$1,294) in the first quarter of 2013, from $964 (US$964) in the first quarter of 2012, reflecting higher costs per ounce at both the Island Gold and Beaufor mines that were primarily attributable to lower recovered grades.

Exploration and project evaluation costs totaled $2.7 million in the first quarter of 2013, versus $4.2 million in the comparable period last year. The decrease reflects the cessation of exploration drilling activities at the Wasamac Gold Property at the end of 2012, lower exploration expenses at the Monique Gold Property following the asset’s transition to an advanced exploration phase, and that Island Gold Deep exploration costs are being capitalized as of the first quarter of 2013, versus being accounted for as an exploration expense in prior periods. On a segmented basis, exploration costs before depreciation and exploration tax credits were approximately $1.5 million at the Island Gold Mine, $0.5 million at the Wasamac Gold Project, $0.6 million at the Beaufor Mine, while exploration and project evaluation costs at other assets including the Monique Gold Project amounted to $0.4 million during the current quarter.

Administration expenses totaled $2.1 million in the first quarter of 2013 versus $2.7 million in the comparable period of 2012, with the year-over-year decrease reflecting the inclusion of the payment of $0.9 million in severance to the Corporation’s past President and CEO in the first quarter of last year.

05
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The mining and income taxes expense for the first quarter of 2013 totaled $0.04 million. During this quarter, an exploration tax credit of $0.8 million was earned. This amount included $0.3 million that was booked against exploration expenses and $0.5 million that was applied against property, plant and equipment, an amount that is related to the W Zone and Monique projects. The mining and income taxes expense for the first quarter of 2012 amounted to $0.7 million, or 26% of pre-tax income of $2.8 million.

Richmont generated a net loss of ($2.2) million, or ($0.06) per share, in the first quarter of 2013, compared to net earnings of $2.0 million, or $0.06 per share, in the comparable period last year.

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended
	March 31,	March 31,
	2013	2012

Tonnes	60,194	57,923
Head grade (g/t)	4.90	5.57
Gold recovery (%)	95.52	96.19
Recovered grade (g/t)	4.68	5.36
Ounces sold	9,060	9,978
Cash cost per ounce (US$)	1,154	904

Investment in property, plant and equipment	3,112	2,315
Investment in Island Gold Deep project	1,523	-
Exploration expenses	1,463	2,015

Deferred development (metres)	348	348

Diamond drilling (metres)
Definition	5,149	4,492
Exploration	2,755	11,346

A total of 60,194 tonnes of ore were processed from the Island Gold Mine during the first quarter of 2013 at a grade of 4.90 g/t, up from the 57,923 tonnes of ore processed in the comparable period in 2012 at a grade of 5.57 g/t. While first quarter processed tonnage increased year-over-year, mining of lower grade sectors was planned for the period, which translated into lower head grade and lower gold production over the three months. Mining of lower grade sectors is expected to continue through the second quarter, with reserve grade levels expected to be accessed in the second half of the year. The Island Gold Mine sold a total of 9,060 ounces of gold at an average price of $1,639 (US$1,626) in the first quarter of 2013, versus gold sales of 9,978 ounces of gold at an average price of $1,685 (US$1,686) per ounce in the comparable period last year. The cash cost per ounce sold increased to $1,163 (US$1,154) in the current quarter, from $904 (US$904) last year, primarily as a result of a lower recovered grade in the quarter.

The lower gold sales and head grade in the first quarter of 2013 were in line with Corporation’s expectations and budget for the period. Annual production from the Island Gold Mine is forecasted to be 45,000 ounces of gold in 2013, with production weighted to the second half of the year when the Corporation begins mining reserve grade areas of the operation.

06
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	Three months ended
	March 31,	March 31,
	2013	2012

Tonnes	37,069	29,987
Head grade (g/t)	4.48	6.80
Gold recovery (%)	97.33	98.42
Recovered grade (g/t)	4.36	6.69
Ounces sold	5,201	6,452
Cash cost per ounce (US$)	1,539	1,058

Investment in property, plant and equipment	208	469
Exploration expenses	597	340

Deferred development (metres)	-	238

Diamond drilling (metres)
Definition	1,927	2,402
Exploration	8,308	5,436

A total of 37,069 tonnes of ore were processed from the Beaufor Mine in the first quarter of 2013, a 24% increase from the 29,987 tonnes processed in the year-ago period. Grades decreased to 4.48 g/t in the current quarter from 6.80 g/t in the year-ago period, primarily reflecting that approximately 40% of the processed tonnage was lower grade development ore, and lower grades were mined during the period, particularly in long-hole stopes. While the Beaufor Mine’s cost per tonne decreased from last year’s levels, reflecting higher tonnage and lower surface and administration costs, cash cost per ounce increased as a result of the lower head grades. For the first three months of 2013, cash cost per ounce was $1,552 (US$1,539), versus $1,058 (US$1,058) in the comparable year-ago period, and Q4 2012 cash cost levels of $1,884 (US$1,885). A total of 5,201 ounces of gold were sold in the first quarter of 2013 at an average price of $1,631 (US$1,618), compared to 6,452 ounces of gold sold at an average price of $1,688 (US$1,689) in the comparable period of 2012.

Richmont will focus on two main areas to reduce cash cost levels at the Beaufor Mine for the remainder of 2013: (1) concentrate production on higher grade room and pillar work areas, and (2) reduce the levels of lower grade development ore that are processed. 2013 annual production from the Beaufor Mine is forecasted to be 20,000 ounces of gold.

Camflo Mill

The Camflo Mill processed 37,335 tonnes of ore in the first quarter, compared to 36,463 tonnes in the year-ago period. A 28% increase in processed tonnage from the Beaufor Mine offset the absence of any custom milling tonnage in the current quarter, versus 7,314 tonnes of custom milling in the year-ago period.

07
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration costs

	Three months ended
	March 31,	March 31,
	2013	2012
	$	$

Exploration costs - Mines
Island Gold	1,463	2,015
Beaufor	597	340

	2,060	2,355
Exploration costs - Other properties
Wasamac	474	2,104
Monique	161	490
Other	78	148
Project evaluation	148	123

Exploration and project evaluation before depreciation and exploration tax credits	2,921	5,220

Depreciation	76	33
Exploration tax credits	(311)	(1,089)

	2,686	4,164

Island Gold Deep Project

Reflecting the Corporation’s objective of expanding the long-term potential of the area below the Island Gold Mine’s existing infrastructure, $1.5 million out of the planned $35 million 2013 investment was spent on the Island Gold Deep project in the first quarter of 2013. Work completed during the first three months of the year includes approximately 86 metres of ramp development and 11,600 metres of exploration drilling.

The Corporation has adjusted the development plans of the Island Gold Deep project in 2013 in light of the current gold market. Specifically, the capital budget for the project has been reduced to $17 million from $35 million for the current year. Work will progress as anticipated on extending the ramp from its current depth of 450 metres to establish a deeper drill horizon and to access the deposit, but investments related to the development of the first 450 metre section of a 1,000 metre vertical shaft have been delayed at this time.

08
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In mid-April, the Corporation filed the 43-101 technical report for the Island Gold Deep Mineral Resource estimate, published February 25, 2013, on SEDAR (www.sedar.com), and also announced additional Island Gold Deep drill results. Previously unpublished C Zone drill results included in the January 2013 Island Gold Deep C Zone Mineral Resource estimate included (all cut grades over true widths): 36.91 g/t Au over 2.05 metres, 20.06 g/t Au over 4.48 metres, 15.50 g/t Au over 5.25 metres, 6.94 g/t Au over 11.87 metres, and 25.73 g/t Au over 2.02 metres. New drill results included (all cut grades over true widths): 7.94 g/t Au over 5.75 metres, 7.28 g/t Au over 8.90 metres and 9.41 g/t Au over 2.73 metres in the C Zone, and 20.64 g/t Au over 3.40 metres, 17.48 g/t Au over 3.32 metres, 17.53 g/t Au over 3.06 metres, 13.64 g/t Au over 9.62 metres and 10.04 g/t Au over 6.20 metres in presently undefined zones, which are sub-parallel to the C Zone and are referred to as the “X” Zone. Please see the April 12, 2013 press release entitled “Island Gold Deep 43-101 report filed on SEDAR; New drill results continue to show Island Gold Mine Deep potential” for additional details.

W Zone Gold Project

Richmont invested $1.9 million on the advancement of the W Zone, a near-surface satellite deposit on the Beaufor Mine property, during the first quarter of 2013. Work completed during the period includes an additional 670 metres of ramp and horizontal drift development. At the end of the first quarter, the ramp had been extended to the third sub-level out of a total planned six sub-levels, and approximately two-thirds of the planned vertical depth of the ramp was completed. In addition, 9,019 tonnes of mineralized development ore extracted from the W Zone have been stockpiled on surface. This ore will be used to process an 8,000 tonne bulk sample at the Camflo Mill during the second quarter of 2013. Providing positive results are obtained from this phase, a commercial production decision would be made on this project.

Monique Gold Project

Important progress was made at the Monique Gold Project during the first three months of 2013. A total of $2.2 million was spent during the period on overburden removal efforts and the installation of exploration surface infrastructure. At the end of the quarter, approximately 50%, or 560,000 tonnes, of the anticipated total overburden tonnage had been removed, and was followed in mid-April by the first blasting of waste. Richmont expects to process a 5,000 tonne bulk sample from this property at the Corporation’s Camflo Mill during the second quarter in order to confirm previously completed grade evaluation, metallurgical recovery estimation and overburden slope parameters. Providing positive results are obtained from this phase, Richmont will complete a reserve calculation and subsequently make a commercial production decision for this asset. For additional details, please refer to the Regulation 43-101 technical report on the Monique resource estimate that was filed on SEDAR (www.sedar.com) on February 3, 2012. The Monique project has mineral Indicated resources, estimated with an open pit optimization realized with Gems Whittle software, of 728,164 tonnes grading 2.35 g/t Au for 55,112 ounces of gold.

09
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Francoeur Mine Closure Complete

The Corporation has completed the scheduled four month de-commissioning period of the underground operations of the Francoeur Mine following this asset’s November 29, 2012 closure. Approximately $0.9 million of equipment from the Francoeur Mine has been redeployed to Richmont’s other operations, with the future of an additional $1 million worth of equipment currently being determined. Richmont will continue to use some of the surface buildings on the site to house a portion of the Corporation’s exploration department, and to accommodate a heavy equipment garage that carries out maintenance and refurbishment work on equipment from Richmont’s other operations.

QUARTERLY REVIEW

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2013	2012	2012	2012	2012	2011	2011	2011

PRINCIPAL FINANCIAL DATA

Revenues	23,398	24,928	25,000	23,686	28,104	32,285	30,404	29,411

Net earnings (loss) from continuing operations	(2,240)	(2,641)	498	(2,923)	2,089	6,121	6,120	5,055

Net loss from discontinued operation[1]	-	(13,854)	(182)	(27,943)	(59)	(15)	(33)	(42)

Net earnings (loss)	(2,240)	(16,495)	316	(30,866)	2,030	6,106	6,087	5,013

Cash flows from (used in) operating activities	(6,775)	104	5,183	(4,460)	6,829	9,702	11,893	7,740

Investments in property, plant and equipment	9,344	6,378	9,771	9,780	11,925	10,401	7,558	7,558

KEY PER-SHARE DATA

Net earnings (loss)
basic (CAN$)	(0.06)	(0.42)	0.01	(0.92)	0.06	0.19	0.19	0.16
diluted (CAN$)	(0.06)	(0.42)	0.01	(0.92)	0.06	0.18	0.19	0.16

OUNCES OF GOLD SOLD	14,261	14,810	14,890	14,611	16,430	18,992	17,832	20,085

KEY PER-OUNCE OF GOLD DATA[2] (US$)

Selling price	1,623	1,680	1,676	1,618	1,687	1,716	1,720	1,476

Average cash cost	1,294	1,116	1,007	1,097	964	882	894	776
Depreciation and depletion	150	170	166	161	140	143	136	115

Total cost	1,444	1,286	1,173	1,258	1,104	1,025	1,030	891

1	Net of taxes.
2	Excluding Francoeur Mine.

10
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

The fluctuation in revenues over the last eight quarters reflects the variation in the number of gold ounces sold and the average sales price per ounce. Revenues in the third and fourth quarters of 2011 were higher compared to other more recent quarters primarily as a result of higher gold sales and a higher average selling price per ounce of gold. In the first quarter of 2013 and in all four quarters of 2012, net earnings were lower compared to results in 2011 primarily attributable to higher cost of sales and the Corporation’s expanded exploration and project evaluation program. The 2012 second quarter results included a $27.9 million after-tax write-down on the Francoeur Mine assets and a severance payment of $0.8 million after-tax, whereas the fourth quarter results of the same year included a $13.9 million after-tax write-off of the Francoeur Mine assets. The strong net earnings in the third and fourth quarters of 2011 benefited from lower production costs, and the highest selling price per ounce ever realized by the Corporation.

Production levels from Q2 2011 through Q1 2013 reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario. Investments in property, plant and equipment have remained elevated over the last eight quarters, a reflection of the Corporation’s commitment to the maintenance and expansion of its operational base. Net earnings (loss) on a quarterly basis are generally affected by the price of gold, exchange rate, operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax that is expensed or recovered.

CASH AND CASH EQUIVALENTS

At March 31, 2013, cash and cash equivalents totaled $43.8 million, down from the December 31, 2012 year-end level of $59.8 million. This decrease reflects the $9.3 million spent on capital expenditures in the first three months of 2013, and the Corporation’s ($6.8) million of operational cash flows during the period that include a $6.1 million net change in non-cash working capital and a payment of $1.5 million of Ontario mining taxes. At the end of the first quarter of 2013, Richmont had $41.7 million in working capital, down from the $54.3 million at December 31, 2012. This reflects a decrease in cash and cash equivalents, lower payables, accruals and provisions to suppliers, and a lower current portion of borrowings related to the rolling stock under finance leases.

CAPITAL RESOURCES

During the first quarter of 2013, the Corporation issued 30,000 common shares following the exercise of stock options, for a total cash consideration of $0.06 million. As of March 31, 2013, the Corporation had 39.6 million shares outstanding.

COMMITMENTS AND CONTINGENCIES

There were no changes to the Corporation’s commitments and contingencies from December 31, 2012 to March 31, 2013. For further information regarding commitments and contingencies in effect as of December 31, 2012, please refer to the 2012 Management’s Discussion and Analysis, filed February 27, 2013 and available on SEDAR website (www.sedar.com).

11
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RELATED PARTIES TRANSACTIONS

The corporate secretary is a partner at a law firm. During the first quarter of 2013, the Corporation received professional services from this firm for a total consideration of $0.02 million, including taxes ($0.15 million in the first quarter of 2012).

On February 1, 2012, the Corporation completed a private placement of $10.0 million with the past Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of debentures convertible into the Corporation’s common shares. The convertible debentures were entirely retired in September 2012.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation does not have any off-balance-sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. In addition to a number of estimates that were involved in the calculation of the write-down of the Francoeur Mine in 2012, elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 20, 2013, filed February 27, 2013 and available on SEDAR website (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments or gold hedging contracts. As at March 31, 2013 and 2012, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the three-month periods ended March 31, 2013 and March 31, 2012, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

The Corporation has classified its shares of publicly-traded companies as available-for-sale financial assets, cash and cash equivalents and receivables as loans and receivables, and its payables, accruals and provisions and finance leases obligations as financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, receivables and payables, accruals and provisions and finance leases obligations are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term.

12
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, either through a sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price of the stock.

CHANGES TO ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2012, except for the following new accounts policies effective for annual periods beginning on or after January 1st, 2013. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements.

Amendments to IAS 1 Presentation of financial statements

The Amendments to IAS 1 require entities to group items presented in other comprehensive income (“OCI”) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately.

Consolidation standards

A package of new consolidation standards is effective. Information on these new standards is presented below. These changes did not have a material impact on the interim consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation - Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Corporation’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. Management’s analysis is that IFRS 10 did not change the classification (as subsidiaries or otherwise) of any of the existing investees.

IFRS 11 Joint Arrangements (IFRS 11)

IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. Management’s analysis is that IFRS 11 did not have a material impact on the interim consolidated financial statements.

13
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)

IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities. Management’s analysis is that IFRS 12 did not have a material impact on the interim consolidated financial statements.

Consequential amendments to IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)

IAS 27 now only addresses separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28's equity accounting methodology remains unchanged. Management’s analysis is that these amendments did not have a material impact on the interim consolidated financial statements.

IFRS 13 Fair Value Measurement (IFRS 13)

IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. Management’s analysis is that IFRS 13 did not have a material impact on the interim consolidated financial statements.

Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures (IFRS 7) relating to gross and net amounts of recognised financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The required disclosures should be provided retrospectively. Management’s analysis is that these amendments did not have a material impact on the interim consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset, depending on benefits obtained. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such tangible non-current assets. Management’s analysis is that this new interpretation did not have a material impact on its interim consolidated financial statements.

Annual Improvements 2009-2011

The Annual Improvements 2009-2011 made several minor amendments to a number of IFRSs. The amendments relevant to the Corporation are summarised below:

14
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Tax effect of distribution to holders of equity instruments

  addresses a perceived inconsistency between IAS 12 Income Taxes (IAS 12) and IAS 32 Financial Instruments: Presentation (IAS 32) with regards to recognizing the consequences of income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction;

  clarifies that the intention of IAS 32 is to follow the requirements in IAS 12 for accounting for income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction.

Segment information for total assets and liabilities

  clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (i) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; (ii) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment.

Management’s analysis is that these improvements did not have a material impact on the Corporation's interim consolidated financial statements.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings and adjusted net earnings per share do not have any standardized definition under IFRS. Management uses these performance measures to assess the operating performance of the Corporation without the effects of unusual items because they affect the comparability of the financial results and could potentially distort the evaluation of the business performance.

The adjusted net earnings of 2012 exclude the severance compensation to the Corporation’s ex-President and CEO and charges related to the discontinued operation of the Francoeur Mine. All of these adjustments are net of taxes.

The following table is a reconciliation of net earnings (loss) to adjusted net earnings (loss) on a consolidated basis.

	Three months ended
	March 31,	March 31,
	2013	2012
	$	$

Net earnings (loss)	(2,240)	2,030
Adjustments, net of taxes:
Severance compensation to the Corporation’s ex-President and CEO	-	661
Charges related to the discontinued operation of the Francoeur Mine	-	59

Adjusted net earnings (loss)	(2,240)	2,750

Basic weighted average number of common shares outstanding (in thousands)	39,586	33,175

Adjusted net earnings (loss) per share	(0.06)	0.08

15
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL INFORMATION

The President and Chief Executive Officer and the Executive Vice-President, and Chief Financial Officer are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Executive Vice-President, and Chief Financial Officer are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending March 31, 2013 were adequately applied.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 20, 2013, filed February 27, 2013, and available on SEDAR (www.sedar.com).

Regulation 43-101

The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

16
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and substantially all of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 20, 2013, filed February 27, 2013, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

17
MAY 9, 2013	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at May 8, 2013. The Corporation regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”), that can be found on the SEDAR website (www.sedar.com) and through Richmont Mines’ website (www.richmont-mines.com).

18
MAY 9, 2013	RICHMONT MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

First Quarter
Ended March 31, 2013

CONSOLIDATED INCOME STATEMENT
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2013	2012
	$	$

CONTINUING OPERATIONS
Revenues (note 3)	23,398	28,104
Cost of sales (note 4)	20,950	18,475

GROSS PROFIT	2,448	9,629

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 5)	2,686	4,164
Administration (note 6)	2,122	2,729
Loss on disposal of long-term assets	34	-
Other revenues	(4)	(1)

	4,838	6,892

OPERATING EARNINGS (LOSS)	(2,390)	2,737

Financial expenses (note 8)	26	187
Financial revenues (note 9)	(218)	(280)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	(2,198)	2,830

MINING AND INCOME TAXES	42	741

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(2,240)	2,089

NET LOSS FROM DISCONTINUED OPERATION	-	(59)

NET EARNINGS (LOSS) FOR THE PERIOD	(2,240)	2,030

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share
Earnings (loss) from continuing operations	(0.06)	0.06
Loss from discontinued operation	-	-

Basic net earnings (loss)	(0.06)	0.06

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	(0.06)	0.06
Loss from discontinued operation	-	-

Diluted net earnings (loss)	(0.06)	0.06

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,586	33,175

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,607	33,666

The accompanying notes are an integral part of the interim consolidated financial statements.

20
MAY 9, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2013	2012
	$	$

NET EARNINGS (LOSS) FOR THE PERIOD	(2,240)	2,030

OTHER COMPREHENSIVE LOSS, NET OF TAXES ITEMS THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO NET EARNINGS
Fair value variation on available-for-sale financial assets	(12)	(222)
Realized gains on sale of available-for-sale financial assets transferred to net earnings	-	(89)

OTHER COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAXES	(12)	(311)

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(2,252)	1,719

The accompanying notes are an integral part of the interim consolidated financial statements.

21
MAY 9, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)				Available-for-
				sale
		Contributed	Retained	financial
	Share capital	surplus	deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

Issue of shares:
Exercise of share options	89	(27)	-	-	62

Share-based compensation	-	391	-	-	391

Transactions with Richmont Mines shareholders	89	364	-	-	453

Net loss for the period	-	-	(2,240)	-	(2,240)

Other comprehensive loss

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(12)	(12)

Total comprehensive loss for the period	-	-	(2,240)	(12)	(2,252)

BALANCE AT MARCH 31, 2013	132,202	9,426	(25,082)	18	116,564

The accompanying notes are an integral part of the interim consolidated financial statements.

22
MAY 9, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)				Available-for-
				sale
		Contributed	Retained	financial
	Share capital	surplus	earnings	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

Issue of shares:
Exercise of share options	1,550	(457)	-	-	1,093

Convertible debentures -
Equity component, net impact	-	910	-	-	910
Deferred income and mining tax liabilities	-	(240)	-	-	(240)

Share-based compensation	-	486	-	-	486

Transactions with Richmont Mines shareholders	1,550	699	-	-	2,249

Net earnings for the period	-	-	2,030	-	2,030

Other comprehensive loss

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(222)	(222)
Reclassification to net earnings, net of taxes	-	-	-	(89)	(89)

Total comprehensive income (loss) for the period	-	-	2,030	(311)	1,719

BALANCE AT MARCH 31, 2012	106,422	7,387	24,203	90	138,102

The accompanying notes are an integral part of the interim consolidated financial statements.

23
MAY 9, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	March 31,	December 31,
	2013	2012
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	43,767	59,810
Shares of publicly-traded companies	18	30
Receivables	3,005	2,921
Income and mining tax assets	916	916
Exploration tax credits receivable	4,339	3,485
Inventories (note 10)	8,157	7,764

	60,202	74,926

RESTRICTED DEPOSITS (note 13 a)	684	684

PROPERTY, PLANT AND EQUIPMENT (note 11)	75,956	65,150

DEFERRED INCOME AND MINING TAX ASSETS	7,715	7,484

TOTAL ASSETS	144,557	148,244

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	16,673	17,356
Income and mining taxes payable	647	1,972
Current portion of long-term debt	767	932
Current portion of asset retirement obligations	370	370

	18,457	20,630

LONG-TERM DEBT (note 12)	870	702

ASSET RETIREMENT OBLIGATIONS (note 13 b)	6,394	6,375

DEFERRED INCOME AND MINING TAX LIABILITIES	2,272	2,174

TOTAL LIABILITIES	27,993	29,881

EQUITY
Share capital (note 14)	132,202	132,113
Contributed surplus	9,426	9,062
Retained deficit	(25,082)	(22,842)
Accumulated other comprehensive income	18	30

TOTAL EQUITY	116,564	118,363

TOTAL LIABILITIES AND EQUITY	144,557	148,244

The accompanying notes are an integral part of the interim consolidated financial statements.

24
MAY 9, 2013	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2013	2012
	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the period	(2,240)	2,030
Adjustments for:
Depreciation and depletion	2,468	2,422
Taxes paid	(1,500)	(1,028)
Interest revenues	(153)	(191)
Interest and accretion expenses on long-term debt	7	146
Share-based compensation	622	486
Accretion expense – asset retirement obligations	19	16
Loss on disposal of long-term assets	32	-
Gain on disposal of shares of publicly-traded companies	-	(89)
Mining and income taxes	42	741

	(703)	4,533

Net change in non-cash working capital items (note 15)	(6,072)	2,296

Cash flows from (used in) operating activities	(6,775)	6,829

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	191
Restricted deposits	-	(394)
Interest received	161	210
Property, plant and equipment – Island Gold Mine	(3,112)	(2,315)
Property, plant and equipment – Island Gold Deep Project	(1,523)	-
Property, plant and equipment – Beaufor Mine	(208)	(469)
Property, plant and equipment – W Zone Project	(1,881)	(2,685)
Property, plant and equipment – Monique Project	(2,222)	-
Property, plant and equipment – Francoeur Mine	-	(6,366)
Property, plant and equipment – Other	(398)	(90)
Disposition of property, plant and equipment	88	-

Cash flows used in investing activities	(9,095)	(11,918)

FINANCING ACTIVITIES
Issue of convertible debentures	-	10,000
Issue of common shares	62	1,093
Interest paid	(7)	(127)
Payment of finance leases obligations	(228)	(95)

Cash flows from (used in) financing activities	(173)	10,871

Net change in cash and cash equivalents	(16,043)	5,782

Cash and cash equivalents, beginning of period	59,810	63,532

Cash and cash equivalents, end of period	43,767	69,314

The accompanying notes are an integral part of the interim consolidated financial statements.

25
MAY 9, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Changes to accounting policies

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2012, except for the following new accounts policies effective for annual periods beginning on or after January 1st , 2013. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements.

Amendments to IAS 1 Presentation of financial statements
The Amendments to IAS 1 require entities to group items presented in other comprehensive income (OCI) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately.

Consolidation standards
A package of new consolidation standards is effective. Information on these new standards is presented below. These changes did not have a material impact on the interim consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation -Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Corporation’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. Management’s analysis is that IFRS 10 did not change the classification (as subsidiaries or otherwise) of any of the existing investees.

IFRS 11 Joint Arrangements (IFRS 11)
IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. Management’s analysis is that IFRS 11 did not have a material impact on the interim consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities. Management’s analysis is that IFRS 12 did not have a material impact on the interim consolidated financial statements.

26
MAY 9, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

Consequential amendments to IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)
IAS 27 now only addresses separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28's equity accounting methodology remains unchanged. Management’s analysis is that these amendments did not have a material impact on the interim consolidated financial statements.

IFRS 13 Fair Value Measurement (IFRS 13)
IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. Management’s analysis is that IFRS 13 did not have a material impact on the interim consolidated financial statements.

Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)
Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures (IFRS 7) relating to gross and net amounts of recognised financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The required disclosures should be provided retrospectively. Management’s analysis is that these amendments did not have a material impact on the interim consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset, depending on benefits obtained. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such tangible non-current assets. Management’s analysis is that this new interpretation did not have a material impact on its interim consolidated financial statements.

Annual Improvements 2009-2011
The Annual Improvements 2009-2011 made several minor amendments to a number of IFRSs. The amendments relevant to the Corporation are summarised below:

Tax effect of distribution to holders of equity instruments

  addresses a perceived inconsistency between IAS 12 Income Taxes (IAS 12) and IAS 32 Financial Instruments: Presentation (IAS 32) with regards to recognizing the consequences of income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction;

  clarifies that the intention of IAS 32 is to follow the requirements in IAS 12 for accounting for income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction.

Segment information for total assets and liabilities

  clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (i) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; (ii) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment.

Management’s analysis is that these improvements did not have a material impact on the Corporation's interim consolidated financial statements.

3.	Revenues

Revenues include revenue from gold sales, silver sales and custom milling.

27
MAY 9, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

4.	Cost of sales

The cost of sales includes the following items:

	Three months ended
	March 31,	March 31,
	2013	2012
	$	$

Operating costs	18,082	15,250
Royalties	524	596
Custom milling costs	-	259
Depreciation and depletion	2,344	2,370

	20,950	18,475

5.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three-months ended
	March 31,	March 31,
	2013	2012
	$	$

Beaufor Mine	597	340
Island Gold Mine	1,463	2,015
Wasamac property	474	2,104
Monique property	161	490
Other properties	78	148
Project evaluation	148	123

Exploration and project evaluation before depreciation and exploration tax credits	2,921	5,220

Depreciation	76	33
Exploration tax credits	(311)	(1,089)

	2,686	4,164

6.	Administration

The administration expenses include the following items:

	Three-months ended
	March 31,	March 31,
	2013	2012
	$	$

Salaries, director’ fees and related benefits	843	691
Severance compensation	-	903
Share-based compensation	623	486
Depreciation	46	19
Others	610	630

	2,122	2,729

28
MAY 9, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

7.	Share-based compensation

a)

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and the remainder vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. Furthermore, in January 2012, a total of 400,000 options were granted to directors. Those options fully vest one year after the grant date, and expire in January 2015. However, these options may only be exercised if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period. The Corporation ended the Initial Plan in 2012. Options in circulation that were issued under this previous plan, will continue to have the same conditions as when they were initially issued.

A summary of the status of the Corporation’s initial Plan at March 31, 2013 and changes during the three-month period then ended, is presented below:

	Three months ended
	March 31, 2013
		Weighted
		average
	Number of	exercise
	options	price
	(in thousands)	$

Options outstanding, beginning of the period	1,378	6.44
Expired	(10)	3.20
Exercised	(30)	2.07

Options outstanding, end of period	1,338	6.56

Exercisable options, end of period	735	4.87

The following table summarizes information about the Corporation’s Initial Plan at March 31, 2013:

Exercise price	Options outstanding at March 31, 2013			Exercisable options at March 31, 2013
		Weighted average	Weighted		Weighted
	Number	remaining	average	Number of	average
	of options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.80 to $1.95	63	0.7	1.82	63	1.82
$2.83 to $3.86	144	1.4	3.38	110	3.34
$4.12 to $5.41	618	2.1	4.57	464	4.49
$6.86 to $8.26	122	3.9	7.07	27	7.16
$10.87 to $12.03	391	2.4	11.48	71	11.55

	1,338	2.2	6.56	735	4.87

b.1)
In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”), deferred share unit (“DSU”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

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MAY 9, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Four types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that fully vest one year after the grant date, expire three years after the grant date and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (4) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant.

A summary of the status of the Corporation’s New Plan at March 31, 2013 and changes during the three-month period then ended, is presented below:

	Three months ended
	March 31, 2013
		Weighted
	Number of	average
	options	exercise price
	(in thousands)	$

Options outstanding, beginning of the period	900	5.05
Granted	35	2.51
Forfeited	(3)	4.36

Options outstanding, end of year	932	4.95

Exercisable options, end of year	102	3.55

The following table summarizes information about the Corporation’s New Plan at March 31, 2013:

Exercise price	Options outstanding at			Exercisable options at
	March 31, 2013			March 31, 2013
		Weighted average	Weighted		Weighted
	Number of	remaining	average	Number of	average
	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$2.51 to $3.61	311	4.7	3.17	62	3.17
$3.88 to $4.36	198	4.4	4.16	40	4.16
$6.57 to $6.98	423	4.7	6.64	-	-

	932	4.6	4.95	102	3.55

b.2)
In March and in August 2012, the Corporation signed agreements with thirteen employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is 6 million dollars. The cost and liability recorded for the three-month period ended March 31, 2013 to this effect are $231, which correspond to the best estimate of the expense and liability accrued during that period relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

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MAY 9, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

c)

In addition, 324,675 options were issued outside of the Corporation’s plans on May 22, 2012. These options vest in tranches of 20%, beginning one year after the date of issue, and thereafter cumulatively on every anniversary date over four years, and expire seven years after the date of grant. These options have an exercise price of $6.61. As at March 31, 2013, all options are outstanding, none are exercisable and they expire in May 2019.

d)

During the three-month period ended March 31, 2013, the Corporation granted 35,000 share options to employees (400,000 for the three-month period ended March 31, 2012 to directors). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $1.12 for each option ($2.88 in 2012).

8.	Financial expenses

The financial expenses include the following items:

	Three months ended
	March 31,	March 31,
	2013	2012
	$	$

Accretion expense – asset retirement obligations	19	14
Interest on finance lease obligations	7	-
Foreign exchange loss	-	27
Interest and accretion expenses on convertible debentures	-	146

	26	187

9.	Financial revenues

The financial revenues include the following items:

	Three months ended
	March 31,	March 31,
	2013	2012
	$	$

Interest on cash and cash equivalents	152	191
Gain on disposal of shares of publicly-traded companies	-	89
Foreign exchange gain	66	-

	218	280

10.	Inventories

The inventories include the following items:

	March 31,	December 31,
	2013	2012
	$	$
		(Audited)

Precious metals	474	769
Ore	3,754	2,949
Supplies	3,929	4,046

	8,157	7,764

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MAY 9, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

There was no write-down of inventories and no reversal of write-down during the first three months of 2013 and the first three months of 2012.

11.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Advan- ced explora- tion projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2013	1,965	58,714	10,312	21,891	92,882	2,546	5,261	7,807	14,836	115,525
Additions	-	4,191	690	2,033	6,914	199	94	293	6,730	13,937
Disposals and write-off	-	-	-	-	-	(50)	(84)	(134)	-	(134)
Exploration tax credits	-	-	-	-	-	-	-	-	(544)	(544)
Transfers	(350)	-	4	615	269	(11)	(865)	(876)	607	-
Balance at March 31, 2013	1,615	62,905	11,006	24,539	100,065	2,684	4,406	7,090	21,629	128,784
Depreciation and depletion
Balance at January 1, 2013	967	32,868	5,082	10,694	49,611	293	471	764	-	50,375
Depreciation and depletion	8	1,410	279	662	2,359	29	80	109	-	2,468
Disposals and write-off	-	-	-	-	-	(15)	-	(15)	-	(15)
Balance at March 31, 2013	975	34,278	5,361	11,356	51,970	307	551	858	-	52,828
Carrying amount at March 31, 2013	640	28,627	5,645	13,183	48,095	2,377	3,855	6,232	21,629	75,956

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MAY 9, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

12.	Long-term debt

Long-term debt includes the following financial liabilities:

	March 31,	December 31,
	2013	2012
	$	$
		(Audited)

Finance leases obligations	767	995
Long-term share-based compensation (note 7 b.2)	870	639

	1,637	1,634

Current portion	767	932

	870	702

During the year ended on December 31, 2012, the Corporation acquired rolling stock via two finance leases. The Corporation benefits from an option of a lower purchase price at the end of these two contracts.

The first finance lease obligation has a carrying value of $360. The net carrying value of the rolling stock under finance lease amounts to $831. The second finance lease obligation has a carrying value of $407. The net carrying value of the rolling stock under finance lease amounts to $799.

13.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

33
MAY 9, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

a)	Restricted deposits and letters of credit

Certain of the restricted deposits relate specifically to site restoration. As at March 31, 2013, the Corporation has $161 in restricted deposits with the Quebec government, $184 in restricted deposits with the Ontario government and a credit facility is available to the Corporation in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.85%. The following table provides the allocation of restricted deposits and letters of credit issued as at March 31, 2013:

March 31,
2013
$

Restricted deposits
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	107
Francoeur Mine	54

345

Others	339

684
Letters of credit
Camflo Mill	1,332
Island Gold Mine (Kremzar property)	979

2,311

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at March 31, 2013 and December 31, 2012:

	March 31,	December 31,
	2013	2012
	$	$
		(Audited)

Camflo Mill	3,770	3,759
Island Gold Mine	1,416	1,411
Beaufor Mine	758	755
Francoeur Mine	820	820

	6,764	6,745

Current portion	370	370

	6,394	6,375

34
MAY 9, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

14.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended
	March 31, 2013
	Number
	of shares	Amount
	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	39,566	132,113
Issue of shares for cash
Exercise of stock options	30	89

Balance, end of period	39,596	132,202

Issue of shares

During the three-month period ended on March 31, 2013, the Corporation issued 30,000 common shares following the exercise of stock options and received cash proceeds in the amount of $62. Contributed surplus was reduced by $27 which represents the recorded fair value of the exercised stock options.

15.	Consolidated statements of cash flows

	Three months ended
	March 31,	March 31,
	2013	2012
	$	$

Change in non-cash working capital items

Receivables	(92)	(707)
Exploration tax credits receivable	(310)	1,727
Inventories	(393)	(399)
Payables, accruals and provisions	(5,277)	1,675

	(6,072)	2,296
Supplemental information
Transaction with no impact on cash flows:

Change in payables, accruals and provisions related to property, plant and equipment	4,594	271

In 2013, an amount of $544, included in exploration tax credits receivable, was registered as a reduction in property, plant and equipment. This amount is not included in the net change in non-cash working capital items.

35
MAY 9, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

16.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2013 compared to annual financial statements of 2012 in the basis of segmentation or the basis of evaluation of segment result.

	Three months ended March 31, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	8,496	14,902	23,398	-	-	23,398
Cost of sales	8,658	12,292	20,950	-	-	20,950

Gross profit	(162)	2,610	2,448	-	-	2,448

Exploration and project evaluation	758	1,463	2,221	465	-	2,686
Administration	-	-	-	2,122	-	2,122
Loss on disposal of long-term assets	-	-	-	34	-	34
Other revenues	(1)	(3)	(4)	-	-	(4)

	757	1,460	2,217	2,621	-	4,838

Operating earnings (loss)	(919)	1,150	231	(2,621)	-	(2,390)

Financial expenses	14	5	19	7	-	26
Financial revenues	(2)	-	(2)	(216)	-	(218)

Earnings (loss) before taxes and discontinued operation	(931)	1,145	214	(2,412)	-	(2,198)

Addition to property, plant and equipment	4,416	4,635	9,051	293	-	9,344

Current assets	6,823	9,321	16,144	44,058	-	60,202
Restricted deposits	107	184	291	393	-	684
Property, plant and equipment	27,939	41,315	69,254	6,702	-	75,956
Deferred income and mining tax assets	-	-	-	7,715	-	7,715

Total assets	34,869	50,820	85,689	58,868	-	144,557

Current liabilities	7,394	6,263	13,657	4,800	-	18,457
Long-term debt	-	-	-	870	-	870
Asset retirement obligations	4,528	1,416	5,944	450	-	6,394
Deferred income and mining tax liabilities	-	-	-	2,272	-	2,272

Total liabilities	11,922	7,679	19,601	8,392	-	27,993

36
MAY 9, 2013	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2013 and 2012 (in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31, 2012
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	11,220	16,884	28,104	-	-	28,104
Cost of sales	7,845	10,630	18,475	-	-	18,475

Gross profit	3,375	6,254	9,629	-	-	9,629

Exploration and project evaluation	470	2,015	2,485	1,737	(58)	4,164
Administration	-	-	-	2,729	-	2,729
Other revenues	(2)	-	(2)	-	1	(1)

	468	2,015	2,483	4,466	(57)	6,892

Operating earnings (loss)	2,907	4,239	7,146	(4,466)	57	2,737

Financial expenses	13	3	16	173	(2)	187
Financial revenues	-	-	-	(280)	-	(280)

Earnings (loss) before taxes and discontinued operation	2,894	4,236	7,130	(4,359)	59	2,830

Net loss from discontinued operation	(59)	-	(59)	-	-	(59)

Addition to property, plant and equipment	9,578	2,315	11,893	32	-	11,925

Current assets	6,387	12,854	19,241	55,685	-	74,926
Restricted deposits	107	184	291	393	-	684
Property, plant and equipment	21,282	35,851	57,133	8,017	-	65,150
Deferred income and mining tax assets	-	-	-	7,484	-	7,484

Total assets	27,776	48,889	76,665	71,579	-	148,244

Current liabilities	4,583	4,723	9,306	11,324	-	20,630
Long-term debt	63	-	63	639	-	702
Asset retirement obligations	4,514	1,411	5,925	450	-	6,375
Deferred income and mining tax liabilities	-	-	-	2,174	-	2,174

Total liabilities	9,160	6,134	15,294	14,587	-	29,881

17.	Approval of Financial Statements

The interim consolidated financial statements for the period ending March 31, 2013 were approved for publication by the Board of Directors on May 8, 2013.

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MAY 9, 2013	RICHMONT MINES INC.